

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
Mr. Fuad Al-Humoud
President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, Texas 77063

> **Re: Woodgate Energy Corporation**
> **Amendment No. 1 to Current Report on Form 8-K/A**
> **Filed November 27, 2013**
> **File No. 0-54834**

Dear Mr. Al-Humoud:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K/A filed November 27, 2013

General

1.   Please revise your filing to provide the disclosure required by Items 201 and 202 of Regulation S-K.

Business, page 3

2.   Please revise to describe the business of Prestige O&G, LLC during the last three years. Refer to Item 101(h) of Regulation S-K.

3.   You disclose on page 2 that Prestige invests in and develops oil and gas exploration and development projects "in the United States and other countries." Please revise to clarify the current investment and development projects of Prestige.

4.   Please revise to include disclosure of any competitive business conditions, and to include a description of your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Coal Bed Methane (CBM) Resources, page 3

5.   You provide disclosure of the contingent and prospective gas resource and original gas-in-place volumes in the tables on pages 3 and 4. Please note the Instruction to Item 1202 of Regulation S-K prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. Please revise your filing in each occurrence to exclude such disclosure.

EPCO Lease from International Paper Company, page 4

6.   Please expand your disclosure to clarify the amendment extending the primary term of the coal bed methane lease until April 30, 2014 covers all of the 9,661 acres under the original lease. Further clarify if the conditions to obtain the current or a future extension of the lease are exclusive of any commitments to drill additional wells or other related work in order to hold the lease in its entirety.

Government Regulations, page 4

7.   If material, please disclose the effect of existing or probable government regulation on your business, and the costs and effects of compliance with environmental laws. Refer to Items 101(h)(4)(ix) and 101(h)(4)(xi) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

8.   Please disclose all material terms of your revolving funding arrangement with Rasan Associates, LLC and Rasan Private Equity, Inc.

9.   Please discuss any material commitments for capital expenditures. See Item 303(a)(2) of Regulation S-K.

Management, page 8

10.   We note your disclosure of Mr. Al-Humoud's executive positions in a number of other companies. Please disclose the amount of time he devotes to the registrant's business.

11.   Please state the nature of any family relationship between any of your directors or officers. Refer to Item 401(d) of Regulation S-K.

12.   Please revise to briefly discuss for each director the specific experience, qualifications, attributes, or skills that led to the conclusion that such person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Anticipated Officer and Director Remuneration, page 9

13.   Please provide the information described in Item 402 of Regulation S-K with respect to executive officer and director compensation for the most recently completed fiscal year of each of the acquired companies.

Certain Relationships and Related Transactions, page 9

14.   We note your disclosure on page 9 that you have "entered into loan arrangements from time to time with officers, directors and/or affiliates of the Company, EPCO and/or Prestige." We also note your disclosure of related party transactions in the financial statements. Please revise your "Certain Relationships and Related Transactions" section to provide the disclosure required by Item 404(d) of Regulation S-K. Please ensure that your revised disclosure under this section covers the two fiscal years preceding your last fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 9

15.   Please revise your table to include the business, residence, or mailing address of each listed beneficial owner. Refer to Item 403(a) of Regulation S-K.

Risks and Uncertainties Facing the Company, page 9

The Company operates in a sector generally regarded with high risk, page 10

16.   We note your reference to the "high risk" nature of your industry. Please revise to briefly describe any such material risks.

Shares of common stock in the Company may be subject to resale restrictions…page 11

17.   We note your reference to the availability of Rule 144. Please revise this risk factor to reflect the restrictions set forth in Rule 144(i).

Recent Sales of Unregistered Securities, page 12

18.   Please revise to clarify for each offering described in this section the exemption from registration claimed. For example, please clarify the exemption claimed for the offering that began in July 2013. In that regard, we note your reference on page 12 to a "Regulation D offering or other placement of securities." Refer to Item 701(d) of Regulation S-K.

Exhibits, page 13

19.   Please ensure that you file all exhibits required to be filed by Item 601 of Regulation S-K. For example, we note that you have not filed your commodity sale and purchase agreement with Rasan Associates, LLC and Rasan Private Equity, Inc. We also note that you have not filed your engagement agreement with Tiber Creek Corporation, or the employment agreements with Stephen Spafford and Samta Gupta.

20.   Exhibit 10.4 and portions of Exhibit 10.3 were electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 25 (September 2013). See also Item 301 of Regulation S-T.

Financial Statements

21.   Please consider our comments in the context of each set of financial statements presented in your filing.

22.   Please revise your financial statements to include comparable period information for the interim period ended June 30, 2012. Refer to Rule 8-03 of Regulation S-X. Note that this comment also applies to the financial statements for Prestige O&G, LLC.

E&P Co., LLC

Notes to Financial Statements for the Six Months Ended June 30, 2013

General Information, page 6

23.   Please expand your disclosure to include an estimate of the costs necessary for you to "achieve a proven reserve status" for the three existing producing coal bed methane gas wells.

Note 2 – Summary of Significant Accounting Policies, page 7

24.   We note that your disclosure stating that your financial statements are prepared in accordance with International Financial Reporting Standards. Please revise your disclosure here and throughout your Form 8-K to state that your financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. In addition, please ensure that you provide conforming policy disclosures. Note that this comment also applies to the financial statements for Prestige O&G, LLC.

Note 6 – Intangible Assets, page 15

25. Please tell us why it is appropriate to recognize the value of your proprietary well completion processes developed internally as part of intangible assets. With your response, please explain your consideration of the relevant authoritative accounting literature. In addition, please explain your disclosure regarding the election made regarding the value of your proprietary well completion processes.

Statement of Financial Position for the Years Ending December 31, 2012 and 2011, page 2

26. It appears that you have presented balances related to transactions with related parties. Please revise to provide additional disclosure regarding these transactions. For example, the disclosure on the face of your statement of financial position should separately present accounts receivable and accounts payable from transactions with related parties in accordance with Rule 5-02 of Regulation S-X.

Statement of Operations for the Years Ending December 31, 2012 and 2011, page 3

27. Please revise to remove the subtotal captioned "Gross Profit / Loss" from the face of your statement of operations and from other disclosure throughout your filing.

Notes to Financial Statements for the Years Ending December 31, 2012 and 2011

Note 9 – Supplemental Information on Oil and Gas Exploration and Production, page 11

28. Please revise to provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55. Specifically, please include all of the required information and provide disclosure compliant with the aforementioned guidance. For example, your disclosure of capitalized costs should only provide the line items presented as part of FASB ASC 932-235-55-3 – Example 2. If necessary, please indicate the disclosures which are not relevant in the context of your operations.

Unaudited Pro Forma Financial Statements

29. Please add an introductory paragraph accompanying the pro forma financial information which briefly sets forth a description of the transaction, the entities involved and the periods for which the pro forma information is presented. Refer to Rule 11-02(b)(2) of Regulation S-X. This disclosure should explain the relationship between Prestige O&G, LLC and E&P Co., LLC and should include your analysis of the guidance regarding the identity of the accounting acquirer per FASB ASC 805-10-55-12.

30. Please revise to present pro forma loss per unit on the face of your pro forma statement of operations. Refer to Rule 11-02(b)(7) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin at (202) 551-3699. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director